EXHIBIT 99.1

Hydrogenics Awarded Fuel Cell and Vehicle Project by the US Department of Energy

MISSISSAUGA, Ontario, Dec. 18, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, is pleased to announce that it was been selected as a participating partner in a United States Department of Energy ("DOE") project award to supply hydrogen fuel cell modules to the Center for Transportation and the Environment to be incorporated into fuel cell hybrid electric delivery vehicles.

This project is part of a larger $7.2 million series of awards the DOE announced this week to help bring cost-effective, advanced hydrogen and fuel cell technologies online faster for both mobile and stationary applications.

Hydrogenics' partner CommScope Inc. was also awarded a project to supply rooftop telecommunication equipment for Sprint. This project will demonstrate modular and lightweight fuel cell systems that can be easily installed without heavy cranes and can be refuelled from the ground, overcoming the need for transporting fuel to rooftops. Hydrogenics supplies all fuel cell power modules to CommScope for their fuel cell cabinets.

Through the leadership of the DOE hydrogen and fuel cell program, many significant technical and economic milestones have been achieved. The current program will continue to advance the technical and commercial performance of these important lead applications. Electrification and decarbonisation of transport remains an important theme globally. Hydrogen and fuel cell technology offer greater range autonomy and opens up the field of commercial electric vehicle applications. Delivery vehicles are a particularly attractive market opportunity due to high range requirements and the convenience of depot fuelling.

"We want to congratulate the US Department of Energy and their ongoing leadership for the development and implementation of hydrogen technologies, in particular recognizing the value of the fuel cell power module as a range extender for commercial electrical vehicles," said Daryl Wilson, Hydrogenics' CEO.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com